EXHIBIT 21

Subsidiaries of the Registrant Listing the Jurisdiction of Organization

SUBSIDIARY	JURISDICTION

Cavico Vietnam Company Limited	Vietnam

Cavico Bridge and Underground Construction JSC	Vietnam

Cavico Energy Construction JSC	Vietnam

Cavico Hydropower Construction JSC	Vietnam

Cavico Construction and Infrastructure Investment JSC	Vietnam

Cavico Transport JSC	Vietnam

Cavico Construction Trading JSC	Vietnam

Cavico Power and Resource JSC	Vietnam

Cavico Tower	Vietnam

Cavico Industry & Technical Service	Vietnam

Cavico Manpower	Vietnam

Cavico Stone & Mineral JSC	Vietnam

Cavico PHI Cement JSC	Vietnam

Cavico Luong Son JSC	Vietnam

Cavico Land JSC	Vietnam

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.